Mail Stop 4561
      October 18, 2005


Mr. Cai Danmei
Chief Executive Officer
New Taohuayuan Culture Tourism Co., Ltd
1# Dongfeng Road
Xi`an Weiyang Tourism Development District
Xi`an, China  0086-29-86671555

Re:	New Taohuayuan Culture Tourism Co., Ltd
      Amendment No. 1 to Form SB-2
      Filed September 23, 2005
      File No. 333-121187

Dear Mr. Danmei:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General Comments
1. We note that your responses to our comments in your letter dated
October 10, 2005, are extremely brief and that in a number of instances the page numbers that you cite do not agree with the page numbers in the prospectus. Please note that a detailed response letter with accurate page references greatly facilitates our review.
2. The basis for comparative factual assertions and for management`s belief in qualitative statements must be clear from the text of the registration statement or provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation on page 24 you state that, "[w]e believe our Taohuayuan Inn ranks as one of the top ten hotels in Xi`an."

Prospectus Cover Page
3. We note the disclosure regarding your intention to apply to list the shares on the AMEX. Please refer to the note to Item 202 of Regulation S-K and advise or revise.

Risk Factors, page 4
4. Please add a risk factor noting the risk of control by Chen Jingmin given that he is the Chairman of your Board, your largest shareholder (including the shares he controls through Shaanxi New Taohuayuan Economy Trade Co., Ltd.), and given the management fees you generate from companies controlled by Chen Jingmin.

We Have Negative Working Capital Which Could Limit Our Ability To Grow Our Operations, page 4
5. We note that Moores Rowland Mazars, in its audit opinion on page
F-1, has expressed substantial doubt about your ability to continue as a going concern. Please revise this risk factor subheading and narrative to note Moores Rowland Mazars` substantial doubt about your ability to continue as a going concern.

Our Revenues May Be Higher If We Managed Properties For
Unaffiliated
Companies, page 6
6. We note your response to comment 11. Please revise this risk factor`s subheading to ensure that the subheading clearly identifies the material risk disclosed in the narrative (i.e., that you would have no management revenues without the related party transactions and that your rights under the related party agreements might be difficult to enforce).

Management`s Discussion and Analysis or Plan of Operation, page 12

Results of Operation for the Six Months Ended June 30, 2005
Compared
to June 30, 2004
Operating Revenues, page 13
7. Please revise to disclose your occupancy rates for the six months
ended June 30, 2005 and 2004 and include any other factors which lead
to the net decrease in revenue during the six months ended June
30,
2005 compared to the previous year.  For instance, you experienced
a
26% decline in your occupancy rate during the first quarter of
2005
but only experienced a 7% decline in hotel and related services revenues during the six months ended June 30, 2005.
Liquidity and capital resources, page 17
8. We reissue comment 22 in part. Please revise this section to disclose the amounts paid for each stage of development and estimates for future payment regarding your Lantian and New Hainan properties.
Also, for each property, discuss the specific sources for payments made and any specific sources of funds for future expenditures.

9. We reissue comment 23. Refer to the discussion of your required statutory reserves on page 18. We note that as a result of the Transaction, Shaanxi New Taohuayuan Culture Tourism Company Limited has become your wholly owned subsidiary. Please disclose and quantify any limitations that New Tao may have on accessing the cash flow and assets of Shaanxi New Taohuayuan Culture Tourism Company Limited and any inability to use cash earned by Shaanxi New Taohuayuan Culture Tourism Company Limited for your own liquidity needs.
10. Please expand your disclosure to address why you believe that your agreement with local PRC government agencies limiting your tax liability may not be valid.

Critical Accounting Policies, page 19

11. We read your response to comment 29 and cannot locate your revised critical accounting policy related to the provision for income and other taxes. Your provision for income and other taxes is subject to significant judgment that could materially impact your financial statements. As such, we reissue our prior comment 29. Please enhance your discussion to include the significant estimates or assumptions used, including how they are determined, how they may change and what impact a change in your assumptions may have on the financial statements. Please refer to SEC Release 33-8350 for additional guidance.

12. We note your disclosure in Note 8(b) on page F-16 where you state
"prior to the conversion into a wholly foreign owned enterprise...Shaanzi THY had certain arrangements with the local government." Please disclose here and in Note 8(b) whether your arrangement with the local government is still in effect or if you plan to file and pay the PRC enterprise income tax and business tax in accordance with the national laws and regulations in the PRC commencing with the effective date of your conversion. In light of the risk factor discussed on page 6, please also disclose the timeframe in which you plan to settle this contingent liability with the PRC.

13. Further to our previous comment, please tell us if you are aware
of similar arrangements with other local companies and whether the PRC has enforced its enterprise income and business tax in these
circumstances.   In addition, please tell us whether you have made
an
attempt to contact the relevant branch of government who has authority over the PRC enterprise income and business tax regarding payment of the amount owed or have received any communications from such branch.
Business, page 20

Taohuayuan Inn, page 20
14. In the first paragraph, you state the "Taohuayuan Inn is a PRC rated five-star hotel." Please provide us with support for the ratings granted by the PRC. Also, please provide us with support for the assertion that the hotel rating granted by the PRC is equivalent to a five-star rating in the U.S.
15. We reissue comment 34. Please provide us support for your assertion that you price your rooms "at approximately 20% below the competitive five-star hotels in the Xi`an metropolitan area."
16. On page 5, you state that the PRC Government controls the rate you charge for rooms. In the penultimate paragraph of this section, you state that you "price [your] room rates at approximately 20% below that of competitive five-star hotels." Please revise this section to note that the PRC Government sets your room rates.

PRC Laws and Regulations Affecting Our Business, page 24
17. We reissue comment 41 in part. Please substantially revise this section to highlight and clarify how the PRC laws and regulations differ from those of the U.S. and the impact on your business. For example only, please revise to discuss the following:
* The restrictions on foreign ownership;
* The general restrictions on hotel resorts and restaurants, including the fact that room rates are set by the government; and
* The regulation of foreign currency exchange and dividend distribution.

Executive Compensation, page 29
18. We note that your Chairman, during 2002-2004, and your Chief
Executive, during 2002-2003 were not compensated for their employment. Please advise us whether they received compensation from another party for serving as your officers.

Principal Shareholders, page 30
19. We note your response to comment 47. Please revise the Principal
Shareholder Table so that the number of shares owned by Chen
Jingin
includes the shares he beneficially owns through Shaanxi New
Taohuayuan.

Selling Shareholders and Plan of Distribution, page 30
20. We reissue comment 47 in part. For each selling stockholder that is a non-natural person, please identify the natural persons who have voting and investment power over the shares held by the entity. Refer to Telephone Interpretation 4S to Item 507 of Regulation S-K (March 1999 Supplement).
Related Party and Other Material Transactions, page 55
21. We reissue comment 53 in part. Please revise your discussion regarding the amount that you owed to Shaanxi New Taohuayuan Economy
Trade Co., to include how the terms of the agreement were determined by the parties and any other ongoing contractual or other commitment that arose as a result of the arrangement.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1
22. We note your response to comment 78. In this section, you state that your issuance of shares in the merger transaction "were nevertheless exempt from the registration requirements of the Securities Act of 1933 by virtue of Release 4708, which was the predecessor to Regulation S." Reliance upon Securities Act Release
No. 4708 and the no-action and interpretive letters relating thereto is not appropriate. Refer to Release No. 33-6863 (April 24,
1990).
Please provide us with a detailed analysis of how the issuance of your shares in conjunction with the merger was exempt from registration under Regulation S.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Josh Forgione, Accountant, at (202) 551-3431 or
Rachel Zablow, Accountant, at (202) 551-3428 if you have questions regarding comments on the financial statements and related matters.
Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,



      Michael E. McTiernan
      Special Counsel

cc:	William T. Hart, Esq. (via facsimile)



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Mr. Cai Danmei
New Taohuayuan Culture Tourism Co., Ltd
October 18, 2005
Page 1